Mail Stop 6010

August 2, 2006

<u>VIA U.S. MAIL AND FACSIMILE (65-6720-7823)</u>

Mr. Michael G. Potter
Chief Financial Officer
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059

> **Re:** **STATS ChipPAC Ltd.**
> **Form 20-F for the fiscal year ended December 25, 2005**
> **Filed February 28, 2006**
> **Forms 6-K dated April 26, 2006 and January 25, 2006**
> **File No. 000-29103**

Dear Mr. Potter:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 25, 2005

Item 4. . Information on Our Company, page 21

-A. History and Development of Our Company, page 21

-Our Services, page 25

1.   We note your presentation of non-GAAP financial measures here and throughout the filing including but not limited to the following:

·   Pro forma percentages of net revenues for fiscal 2004 by packaging product group and testing and other services;
·   Pro forma test revenue for fiscal 2004;
·   Pro forma percentage of net revenue for your ten largest customers for fiscal 2004; and
·   Pro forma percentages of net revenues for fiscal 2004 generated in the communication, personal computers, and other applications sectors.

In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present these financial measures based on your GAAP results.

2.   Further to the above, we note that you refer to your non-GAAP information as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

Contractual Obligations, page 53

3.   In future filings please include a line for your other long-term liabilities reflected on your balance sheet under U.S. GAAP. Please refer to Item 303(a)(5) of Regulation S-K.

Item 15. Control and Procedures, page 89

4.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are "designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please tell us and revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please also see Item 15(a) of Form 20-F.

5.   We note your disclosure that there were "no adverse changes in [y]our internal controls over financial reporting that occurred during the period covered by [the] annual report that has materially affected, or is likely to materially affect, [y]our internal control over financial reporting." To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to adverse changes. Please correct the disclosure in future filings or advise us.

Consolidated Balance Sheets, page F-4

6.   We note on page F-8 that you present changes in restricted cash for each reporting period in your consolidated statements of cash flows. Please tell us and revise your future filings to disclose, if material, the amount of restricted cash as a separate line item on the face of your consolidated balance sheets. Please also revise to describe the nature of the restrictions in the notes to the consolidated financial statements. Please refer to Rule 5-02(1) of Regulation S-X.

Note 1. Background and Summary of Significant Accounting Policies, page F-9

(b) Fiscal Year, page F-9

7.   We note here and on page 1 that in fiscal 2005 you employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month end of that period. We further note although your current fiscal year ends on December 25, 2005, you present a consolidated balance sheet as of December 31, 2005, and consolidated statement of operations, consolidated statements of comprehensive loss, consolidated statements of shareholders' equity, and consolidated statements of cash flows for the year in ended December 31, 2005. You state that this is for "ease of presentation."

·   Please tell us the amount and nature of any adjustments you made in order to present the information as of and for the period ending December 31, 2005. Please similarly discuss your quarterly presentations for 2005.
·   Please tell us management's reasons for this presentation and discuss why you believe it is an appropriate presentation to show statements as of and for the fiscal year ended December 25, 2005 as if those periods ended December 31, 2005.
·   Please request your current auditors to discuss their consideration of issuing an audit report opining on the consolidated balance sheets as of December 31, 2005 and consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for the year ended December 31, 2005, even though the actual fiscal year for 2005 ended on December 25, 2005. Please refer to Article 2 of Regulation S-X and PCAOB U.S. standards.
·   Please note that similar disclosure considerations apply throughout the document. For example, we note your reference to the year ended December 31, 2005 in selected financial data.

·   To the extent that the change in fiscal periods materially impacts your comparative financial statements, you should consider whether additional disclosure is needed in your Operating and Financial Review and Prospects to discuss and quantify the differences. Please refer to Item 5 of Form 20-F.

(k) Derivative Instruments and Hedging Activities, page F-11

8.   We note that you entered into a series of gold forward contracts to hedge against the fluctuation of gold prices during 2005. Please tell us and revise your future filings to include all of the disclosures required by paragraphs 44 – 45 of SFAS 133.

(p) Intangible Assets, page F-12

9.   We note that you disclose here and throughout the filing that you recorded the fair value of your acquired intangibles based on the results of independent appraisals. Please note that if you elect to continue to make such a reference and intend to incorporate your Form 20-F by reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose in future filings that management is primarily responsible for estimating fair value. We will not object if you wish to state, in future filings, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure of the method and significant assumptions use in determining the fair value. Please revise future filings as appropriate.

Note 17. Long-term debts, page F-30

10.   We note that you have certain convertible notes outstanding for each fiscal year presented and that the conversion price may be subject to adjustments for certain events. We further note that certain of these convertible notes contain put and call options. Please address the following for each outstanding note. You may refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.:

·   Please tell us revise future filings to clearly disclose all the material terms of each of the convertible notes. Please see paragraph 4 of SFAS 129. Your response should specifically address (a) the conditions under which you or the holder may convert into common shares, (b) the conversion rate and the conditions that may result in adjustments to that rate and how the rate will be adjusted and (c) any conditions under which you or the holder may accelerate payment of the notes. Likewise, please explain if these instruments are subject to a registration rights agreement and if so, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

·   Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the various features of these convertible notes, including for example, the conversion feature, the put options, etc., are embedded derivatives that you should separate from the debt host and record at fair value. In this regard, it appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since these notes have a feature wherein the conversion price is reset based upon certain events. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

·   Please also tell us about your consideration, if applicable, of EITF 98-5 and 00-27 relating to any beneficial conversion feature.

·   Please revise future filings to describe how you have accounted for the notes, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.

Note 24. Commitments and Contingencies, page F-38

-(b) Contingent Liabilities, page F-38

11.   We note that you reached a resolution with Seagate with respect to an allegation of patent infringement of intellectual property on April 14, 2005 and that your insurer is going to pay this settlement. Please tell us and revise future filings to disclose all of the information required by paragraph 9 of SFAS 5, or tell us why you believe no additional disclosures are required.

Note 28. Condensing Consolidating Financial Statements, page F-43

12.   Please tell us and disclose in future filings whether ChipPAC as issuer and each of the guarantors is 100% owned as defined in paragraph (h) of Rule 3-10 of Regulation S-X. Please also tell us why you presented the condensed consolidating information for 2003. Please refer to Rule 3-10 of Regulation S-X.

Forms 6-K dated on April 26, 2006 and January 25, 2006

13.   We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures which have not been identified or described to investors. It appears that management does not use all of these non-GAAP measures and that they are shown here as a result of the presentation format. Since it does not appear that you are relying on the provisions of Rule 100(c) of Regulation G when furnishing information under Form 6-K, you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 and 31 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statement of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604. You may also contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Kate Tillan
Assistant Chief Accountant